Filed pursuant to Rule 424(b)(3)

File No. 333-239577

Primark Private Equity Investments Fund

(the “Fund”)

Class I Shares

Class II Shares

Supplement dated February 3, 2022 to the Prospectus and Statement of Additional Information (“SAI”) each dated July 29, 2021 and as supplemented August 12, 2021

1.	The first sentence of the second paragraph on page 1 under the heading “Investment objective and strategies” in the Summary section of the Prospectus and the first sentence of the second paragraph on page 12 under the heading “Investment strategies” in the Investment Objective and Strategies section of the Prospectus, is each hereby replaced in its entirety with the following:

Under normal market conditions, the Fund will invest at least 80% of its net assets, plus any borrowing for investment purposes, in private equity investments, including:(i) investments in the equity of private operating companies (“Portfolio Companies”); (ii) primary and secondary investments in private equity funds managed by third-party managers (such funds, “Portfolio Funds” and the managers to such funds, “Portfolio Fund Managers”); and (iii) investments in publicly listed companies that pursue the business of private equity investing, including listed private equity companies, listed funds of funds, business development companies (“BDC”), special purpose acquisition companies (“SPAC”), alternative asset managers, holding companies, investment trusts, closed-end funds, financial institutions and other vehicles whose primary purpose is to invest in, lend capital to or provide services to privately held companies (together with Portfolio Companies and Portfolio Funds, “Private Equity Investments”).

2.	The following sentence is added as the second to last sentence in the second to last paragraph under the heading “Investment objective and strategies” on page 2 in the Summary section of the Prospectus and on page 17 under the heading “Portfolio and liquidity management” in the Investment Policies section of the Prospectus.

The Fund’s investments in Portfolio Companies may be made through special purpose vehicles.

3.	The following sentence is added to page 12 under the heading “Investment strategies” in the Prospectus:

The Fund may also invest in private credit instruments of middle market companies (including, senior, subordinated, second lien, mezzanine, bonds or collateralized loans) in an amount not to exceed 10% of its net assets at the time of investment.

4.	The following is added to the section titled “General Risks” in the Fund’s prospectus:

Credit Risk. The value of a bond or other debt instrument is likely to fall if the issuer’s actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In addition, the issuer could be late in paying interest or principal, or could fail to pay its financial obligations altogether.

Senior Loans. The Fund may invests in loans that are senior in the capital structure of the borrower or issuer, hold an equal ranking with other senior debt, or have characteristics (such as a senior position secured by liens on a borrower’s assets) that the Adviser believes justify treatment as senior debt. Loans that are senior and secured generally involve less risk than unsecured or subordinated debt and equity instruments of the same borrower because the payment of principal and interest on senior loans are obligations of the borrower that, in most instances, take precedence over the payment of dividends, the return of capital to the borrower’s shareholders, and payments to bond holders; and because of the collateral supporting the repayment of the debt instrument. Senior loans are often rated below investment grade. Senior loans are generally secured by shares of certain group companies and may also be secured by specific collateral or guarantees, including but not limited to, trademarks, patents, accounts receivable, inventory, equipment, buildings, real estate, franchises and common and preferred stock of the borrower and its subsidiaries. Senior loans usually have shorter terms than more junior obligations and often require mandatory prepayments from excess cash flow, asset dispositions and offerings of debt and/or equity securities on a priority basis. The types of protection afforded to creditors such as the Fund will vary from investment to investment. Because of the unique nature of a loan agreement, and the private syndication of the loan, senior loans are generally not as easily purchased or sold as publicly traded securities. An interest in a non-investment grade loan is generally considered speculative in nature and may become a defaulted obligation for a variety of reasons. Upon any investment becoming a defaulted obligation, it may become subject to either substantial workout negotiations or restructuring, which may entail, among other things, a substantial reduction in the interest rate, a substantial write-down of principal and a substantial change in the terms, conditions and covenants with respect of such defaulted obligation. In addition, such negotiations or restructuring may be quite extensive and protracted over time, and therefore

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may result in uncertainty with respect to ultimate recovery on such defaulted obligation. The liquidity for defaulted obligations may be limited, and to the extent that defaulted obligations are sold, it is highly unlikely that the proceeds from such sale will be equal to the amount of unpaid principal and interest thereon. Consequently, the fact that a loan is secured does not guarantee that the Fund will receive principal and interest payments according to the loan’s terms, or at all, or that the Fund will be able to collect on the loan should it be forced to enforce its remedies.

Mezzanine Investments. The Fund may invest in mezzanine loans. Structurally, mezzanine loans usually rank subordinate in priority of payment to senior debt, such as senior bank loans, and are often unsecured. However, mezzanine loans rank senior to common and preferred equity in a borrower’s capital structure. Mezzanine debt is often used in leveraged buyout and real estate finance transactions. Due to the higher risk profile and often less restrictive covenants of mezzanine loans as compared to senior loans, mezzanine loans sometimes earn a higher return than senior loans that are secured by collateral. Typically, mezzanine loans have elements of both debt and equity instruments, offering the fixed returns in the form of interest payments associated with senior debt, while providing lenders an opportunity to participate in the capital appreciation of a borrower, if any, through an equity interest. This equity interest typically takes the form of warrants. The warrants associated with mezzanine loans are typically detachable, which allows lenders to receive repayment of the loan principal on an agreed amortization schedule while retaining the equity interest in the borrower. Mezzanine loans also may include a “put” feature, which permits the holder to sell its equity interest back to the borrower at a price determined through an agreed-upon formula. Mezzanine loans may be issued with or without registration rights. Similar to other high yield securities, maturities of mezzanine loans are typically seven to 10 years, but the expected average life is significantly shorter at three to five years. Mezzanine loans are usually unsecured and subordinate to other debt obligations of an issuer. To the extent that a mezzanine loan does not have restrictive covenants that limit the ability of the borrower to further encumber its assets or that impose other obligations (or has less restrictive covenants), an investment such loan will be particularly sensitive to the risks that are associated with loan investments.

Structured Finance Securities Risk. The Fund’s investments may consist of collateralized loan obligations (“CLOs”) or similar instruments. Such structured finance securities are generally backed by an asset or a pool of assets, which serve as collateral. Depending on the type of security, the collateral may take the form of a portfolio of mortgage loans or bonds or other assets. The Fund and other investors in structured finance securities ultimately bear the credit risk of the underlying collateral. In some instances, the structured finance securities are issued in multiple tranches,

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offering investors various maturity and credit risk characteristics, often categorized as senior, mezzanine and subordinated/equity according to their degree of risk. If there are defaults or the relevant collateral otherwise underperforms, scheduled payments to senior tranches of such securities take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. In light of the above considerations, structured finance securities present risks similar to those of the other types of debt obligations in which the Fund may invest and such risks may be of greater significance in the case of structured finance securities. Moreover, investing in structured finance securities may entail a variety of unique risks. Structured finance securities may be subject to prepayment risk. In addition, the value of a structured finance security will be affected by a variety of factors, including the security’s priority in the capital structure of the issuer thereof, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets. In addition, the complex structure of the security may produce unexpected investment results, especially during times of market stress or volatility. Investments in structured finance securities may also be subject to liquidity and valuation risks.

5.	Effective December 3, 2021, Adam Goldman retired from his role as portfolio manager of the Fund and Mark Sunderhuse is the sole portfolio manager of the Fund. Accordingly, all references to Adam Goldman in the Prospectus and SAI are hereby deleted. Mr. Goldman remains engaged with the Primark investment team as a member of the Primark Investment Advisory Board and as an indirect equity owner in Primark Advisors LLC.

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This Supplement should be read in conjunction with the Fund’s Prospectus and SAI. This Supplement, and the Prospectus and SAI, each dated July 29, 2021, as supplemented August 12, 2021, provide relevant information for all shareholders and should be retained for future reference. The Prospectus and SAI have been filed with the Securities and Exchange Commission and are incorporated herein by reference. These can be obtained without charge by calling 1-877-792-0924.

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